Matrix Advisors Funds Trust
c/o U.S. BANK GLOBAL FUND SERVICES
615 East Michigan Street
 Milwaukee, Wisconsin 53202

December 21, 2018

VIA EDGAR TRANSMISSION

Ms. Megan Miller
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	MATRIX ADVISORS FUNDS TRUST (the “Trust”)
Securities Act Registration No: 333-212637
Investment Company Act Registration No: 811-23175

Dear Ms. Miller:

This correspondence is being filed in response to the oral comments provided to Alyssa Bernard of U.S. Bank Global Fund Services on December 4, 2018 regarding your review of the June 30, 2018 shareholder report filed on Form N-CSR, prospectus, and fund website for the Matrix Advisors Dividend Fund (the “Fund”), a series of the Trust. For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface, immediately followed by the Trust’s responses.

The Trust’s responses to your comments are as follows:

1.	Comment:	Management’s Discussion of Fund Performance (“MDFP”) in the shareholder report discloses expense ratios from the Fund’s current prospectus. Please add disclosure to the MDFP in future shareholder reports referring the reader to the financial highlights section in such shareholder report for a more current expense ratio.

Response:
The Trust responds by supplementally stating that future shareholder reports will add disclosure in the MDFP referring the reader to the financial highlights section in such shareholder report for a more current expense ratio.

2.	Comment:	On the Statement of Assets and Liabilities table at June 30, 2018 in the shareholder report, please explain why total amounts payable to officers and directors has not been stated separately. Please see Regulation S-X 6-04.12.

Response:
The Trust confirms there were no amounts payable to officers and directors at June 30, 2018, and, therefore, it was not necessary to separately disclose such payables on the Fund’s Statement of Assets and Liabilities at June 30, 2018.

If you have any additional questions or require further information, please contact Alyssa Bernard at (414) 765-6316.

Sincerely,

/s/ David A. Katz
David A. Katz
President
Matrix Advisors Funds Trust